Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios; unaudited)

Three Months Ended March 31,
2018
Earnings:
Income before income taxes	$6,359

Plus fixed charges deducted from income:
Interest expense	2,398
Amortization of debt financing fees	201
Implicit interest in rents	967

Total Earnings (x)	$9,925

Fixed Charges:
Interest expense	2,398
Capitalized interest	146
Amortization of debt financing fees	201
Implicit interest in rents	967

Total Fixed Charges (y)	$3,712

Ratio of Earnings to Fixed Charges(1)	2.7

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$35,882	$25,386	$31,200	$31,572	$19,838

Plus fixed charges deducted from income:
Interest expense	7,736	8,798	6,229	8,829	8,044
Amortization of debt financing fees	685	952	987	987	845
Implicit interest in rents	3,437	3,089	2,884	2,179	1,488

Total Earnings (x)	$47,740	$38,225	$41,300	$43,567	$30,216

Fixed Charges:
Interest expense	7,736	8,798	6,229	8,829	8,044
Capitalized interest	513	460	325	389	1,038
Amortization of debt financing fees	685	952	987	987	845
Implicit interest in rents	3,437	3,089	2,884	2,179	1,488

Total Fixed Charges (y)	$12,371	$13,299	$10,425	$12,385	$11,416

Ratio of Earnings to Fixed Charges(1)	3.9	2.9	4.0	3.5	2.6

(1)         The ratio of earnings to fixed charges is computed by dividing (x) total earnings by (y) fixed charges.